Exhibit 99.6

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Mercer Park Brand Acquisition Corp. (“BRND” or the “Corporation”)

c/o 590 Madison Avenue, 26th Floor

New York, New York 10022

Item 2	Date of Material Change

April 8, 2021

Item 3	News Release

A press release describing the material change was disseminated by BRND on April 8, 2021 through GlobeNewswire and can be found on SEDAR at www.sedar.com. A press release describing the Extension (as defined below) was disseminated by BRND on April 15, 2021 through GlobeNewswire and can be found on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

BRND announced that it and its wholly-owned subsidiaries MPB Acquisition Corp. (“MPB AcquisitionCo”) and MPB Mergersub Corp. (“Merger Sub”) entered into the an Agreement and Plan of Merger (the “Definitive GH Group Agreement”) with GH Group, Inc. (“GH Group”), the sellers listed on the signature page thereto (“Sellers”) and Kyle Kazan as sellers’ representative (in such capacity, “Sellers’ Representative”), whereby BRND intends to effectuate a merger of Merger Sub with and into GH Group (the “Merger”), with GH Group continuing as the surviving corporation and a wholly-owned subsidiary of MPB AcquisitionCo. The Merger is intended to constitute BRND’s qualifying transaction (the “Transaction”). The Corporation upon completion of the Transaction will be a vertically-integrated cannabis company in the United States focused on recreational and wellness applications, with operations in the State of California. Assuming closing of the Transaction, the Corporation will own two greenhouse/cultivation facilities, one manufacturing and distribution facility and four dispensaries, in addition to key licenses.

In addition, GH Group has agreed to merge with (i) up to 17 additional dispensaries that are currently in the license application process (depending on, among other things, how many are able to be licensed), and (ii) a 5.5 million sq. ft. greenhouse complex in southern California (the “SoCal Greenhouse”) that is currently used to grow tomatoes and cucumbers and that is being repurposed to grow cannabis; each such additional transaction is conditional upon closing of the acquisition of GH Group and is subject to customary closing conditions, including applicable regulatory approvals. The SoCal Greenhouse merger is not expected to occur until following the closing of the merger with GH Group.

Following completion of the Transaction, the Corporation intends to continue to seek opportunities to broaden its existing footprint in California and elsewhere with potential for branding and other synergies, while maintaining a focus on vertical integration. Such acquisitions may be directly “planttouching” or may be in related businesses whose inclusion within the Corporation’s portfolio would be accretive to future growth prospects.

Aggregate consideration for the merger with GH Group payable by the Corporation will be US$325 million in equity, subject to working capital adjustments, comprised of exchangeable shares of MPB AcquisitionCo (“Exchangeable Shares”) to the vendors of GH Group, which are to be exchangeable at the option of the holder on a one-for-one basis for Subordinate, Restricted or Limited Voting shares of the Corporation (“Equity Shares”) upon completion of the Transaction, subject to certain contractual lock-up restrictions, and are designed to be economically equivalent (without taking into account tax consequences) to the Equity Shares. The board of directors of BRND has unanimously approved the Transaction and determined that it is fair and in the Corporation’s best interests. Subject to receipt of applicable regulatory and other approvals, and the satisfaction or waiver of all closing conditions, completion of the Transaction is currently expected to occur in the first half of June 2021. There can be no assurance that closing will occur.

BRND also announced a private placement (the “Private Placement Shares”) of $85 million of nonvoting shares of Mercer Park Brand Pipe Inc. (“MPB PipeCo”) at a price of US$10.00 per share (the “Private Placement”). The closing of the Private Placement is scheduled to occur contemporaneously with the closing of the Transaction and, in connection therewith, the Private Placement Shares issued will be exchanged for Equity Shares on a one-for-one basis. The Private Placement is subject to customary conditions, including the closing of the Transaction.

Item 5	Full Description of Material Change

5.1       Full Description of Material Change

BRND, a special purpose acquisition corporation, or SPAC, that is listed on the Neo Exchange in Canada, announced that it and its wholly-owned subsidiaries MPB AcquisitionCo and Merger Sub entered into the Definitive GH Group Agreement with GH Group, the Sellers and the Sellers’ Representative, pursuant to which the Corporation intends to effectuate a merger of Merger Sub with and into GH Group, with GH Group continuing as the surviving corporation and a wholly-owned subsidiary of MPB AcquisitionCo. The Merger is intended to constitute BRND’s qualifying transaction.

The Corporation, upon completion of the Transaction, will be a vertically-integrated cannabis company in the United States focused on recreational and wellness applications, with operations in the State of California. Assuming closing of the Transaction, the Corporation will own two greenhouse/cultivation facilities, one manufacturing and distribution facility and four dispensaries, in addition to key licenses. Summary information in respect of GH Group is summarized below:

Key Assets	Description
2 Greenhouse /	GH Group is a vertically integrated producer and seller of adult-use and medicinal cannabis and related products in California. GH Group has been cultivating cannabis since 2015 and was one of the first three recipients of a license to open a retail dispensary in Santa Barbara, California. It possesses (i) an aggregate of 550,000 sq. ft. in two operating greenhouse facilities in Santa Barbara county that both include associated processing facilities, (ii) a volatile and non-volatile manufacturing and distribution facility in Lompoc, California, and (iii) an additional non-volatile manufacturing facility in Long Beach, California. GH Group owns three (3) operating retail dispensaries in Santa Barbara, Los Angeles and Berkeley, California and partially owns and manages a fourth located in Los Angeles that includes a specialty indoor cultivation facility. GH Group is brand-focused with cannabis products including flower, oil and concentrate, tinctures, and vaporizer products. GH Group’s brands include Forbidden Flowers, Mama Sue and Glass House Farms, which is the second largest cannabis flower brand in California according to data from BDS Analytics.
Cultivation Facilities
1 Manufacturing and
Distribution Facility
4 Dispensaries

In connection with the Definitive GH Group Agreement, the founders of BRND (then “BRND Founders”) and the founders of GH Group (the “GH Group Founders”) have entered into an investor rights agreement dated April 8, 2021, pursuant to which, among other things, 50% of the ultimate number of Equity Shares to be issued to the BRND Founders on closing of the Transaction in exchange for the Class B Shares that were issued to them for nominal consideration in connection with BRND’s initial public offering will be subject to forfeiture in certain circumstances. In addition, in connection with closing of the Transaction the BRND Founders and GH Group Founders will enter into a lock-up agreement pursuant to which (i) 50% of the Exchangeable Shares issued to the GH Group Founders on closing of the Transaction will be subject to a six (6) month lock-up period and the remaining 50% of the Exchangeable Shares issued to the GH Group Founders on closing of the Transaction will be subject to a 12-month lock-up period, and (ii) 50% of the Equity Shares issued to the BRND Founders on closing of the Transaction will be subject to a six (6) month lock-up period and the remaining 50% of the Equity Shares issued to the BRND Founders on closing of the Transaction will be subject to a 12-month lock-up period.

As well, GH Group has entered into a series of agreements granting it an option, subject to satisfactory completion of due diligence and other conditions, to merge with the SoCal Greenhouse located in southern California that consists of approximately 125 acres of glass greenhouses and associated support structures. The complex consists of six separate greenhouses, six warehouses, a water filtration building, a building housing multiple energy co-generation generators and a main office, along with associated water tanks, solar arrays and ancillary buildings. The 125-acres of greenhouse use high-tech climate control systems and, while they are currently used to grow tomatoes and cucumbers, are an ideal height for cultivation of premium cannabis. While capital expenditures will be required to make improvements to the greenhouses for such purposes, such improvements will not require any structures to be replaced. The consideration amount in respect of the merger with the SoCal Greenhouse will be US$100 million in Equity Shares and US$119 million in cash, subject to additional earn-out provisions.

GH Group has also executed a Merger and Exchange Agreement dated as of February 23, 2021 with Element 7 (“Element 7 Merger Agreement”) whereby GH Group has the right, subject to satisfactory completion of due diligence, to merge with up to 17 subsidiary entities of Element 7 which are in the process of applying for state and local retail cannabis licenses in California, by way of a separate merger for each entity (the “Element 7 Licenses Transaction”). The Element 7 Merger Agreement is conditional on, and assuming all conditions thereto are satisfied or waived is expected to be completed at the same time as, the closing of the Transaction. A maximum of US$24 million, payable in Equity Shares, is payable by the Corporation in respect of the Element 7 Licenses Transaction.

In addition, pursuant to a License Development Consulting Agreement dated February 23, 2021 by and between Element 7 and GH Group (the “Element 7 Consulting Agreement”), GH Group has agreed to appoint Element 7 as a consultant to assist with the obtaining of additional permits, licenses and operations in localities within the State of California in addition to those contemplated under the Element 7 Merger Agreement. In consideration of the provision of the services by Element 7 and the rights granted to GH Group under the Element 7 Consulting Agreement, GH Group will be obliged to pay: (i) cash fees in the amount of US$155,000 per month, the total not to exceed US$5,580,000 (which monthly fees have been made to date); (ii) a one (1)-time payment US$375,000 (which has already been paid); and (iii) for each local permit in a specific jurisdiction for which a local authorization for cannabis activities is going to be filed, a cash fee of US$30,000 (the total amount not to exceed, without written waiver by GH Group, US$1,800,000).

On April 8, 2021, BRND announced a private placement of US$85 million of Private Placement Shares at a price of US$10.00 per Private Placement Share. Canaccord, the underwriter in respect of BRND’s initial public offering, has subscribed for US$4.9 million of Private Placement Shares under the Private Placement, which subscription is expected to be funded by Canaccord directing to BRND an equal amount from the non-discretionary portion of deferred underwriting fees that will be owed by BRND to Canaccord in connection with the closing of the Transaction. Canaccord is currently expected to assign its subscription agreement to an affiliate. In addition, a Private Placement subscriber that has subscribed for US$20.1 million of Private Placement Shares will be transferred 223,333 free-trading Equity Shares by the Sponsor for no additional consideration in order make the effective price of such subscription US$9.00 per Private Placement Share. The closing of the Private Placement is scheduled to occur contemporaneously with the closing of the Transaction and, in connection therewith, the Private Placement Shares issued will be exchanged for Equity Shares on a one-for-one basis. The Private Placement is subject to customary conditions, including the closing of the Transaction. The funds from the Private Placement are expected to be used to fund the Corporation’s growth strategy, for working capital and for general corporate purposes.

It is a condition of closing under the Definitive GH Group Agreement that, at closing of the Transaction, the Corporation will have a minimum of US$185 million in cash: (i) before any cash consideration, as applicable, is payable for any “Other Transactions” (as such term is defined in the Definitive GH Group Agreement, and which includes the SoCal Greenhouse and Element 7 transactions); (ii) after any payments due and payable for the Corporation’s expenses related to the closing of the Transaction; (iii) after reduction for the aggregate amount of payments required to be made in connection with the redemption of the Class A Restricted Voting Shares; (iv) plus the aggregate proceeds from the Private Placement; and (v) after taking into account any estimated debt or payables on the Corporation’s balance sheet as of the closing of the Transaction (collectively, the “SPAC Closing Cash”). Other closing conditions include that: (i) the approval of the Neo Exchange and a final receipt from the OSC shall have been obtained; (ii) the Corporation will have received Corporation shareholder approval; and (iii) if the SPAC Closing Cash is less than US$250 million, at least 2/3rds of the Class B common stockholders of GH Group must approve the closing of the Merger.

All information provided herein is pending required California regulatory approvals.

Following completion of the Transaction, the Corporation intends to continue to seek opportunities to broaden its existing footprint in California and elsewhere with potential for branding and other synergies, while maintaining a focus on vertical integration. Such acquisitions may be directly “planttouching” or may be in related businesses whose inclusion within the Corporation’s portfolio would be accretive to future growth prospects.

Following the completion of the Transaction, the Corporation intends to remain focused on driving growth through increasing the penetration of its branded products in owned dispensaries, expanding wholesale distribution throughout California, focusing on higher-margin consumer packaged goods product line extensions and improving the efficiency and productivity of both its cultivation and instore operations.

Following the close of the transactions, Glass House co-founders Kyle Kazan and Graham Farrar are expected to continue to serve as CEO and President, respectively.

Aggregate consideration for the acquisition of GH Group payable by the Corporation will be US$325 million in equity, subject to working capital adjustments, comprised of exchangeable shares of MPB AcquisitionCo to the vendors of GH Group, which are to exchangeable at the option of the holder on a one-for-one basis, for Equity Shares upon completion of the Transaction, subject to certain contractual lock-up restrictions, and which are designed to be economically equivalent (without taking into account tax consequences) to the Equity Shares.

After the Transaction, assuming no redemptions of any Class A Restricted Voting shares of BRND (the “Class A Restricted Voting Shares”), BRND expects to have approximately 105 million shares outstanding, assuming the exchange of all exchangeable shares. In addition, 29,989,500 warrants of BRND (the “Warrants”) with an exercise price of US$11.50 per share are expected to be outstanding.

The Transaction is subject to the satisfaction of certain conditions, including the approval of the Neo Exchange Inc. and applicable Canadian securities regulatory authority approvals, as well as certain third party consents. There can be no assurance that these conditions will be satisfied. The Transaction is also subject to BRND shareholder approval. All of the directors and executive officers of BRND, along with Mercer Park Brand, L.P. (the “Sponsor”), BRND’s sponsor, have agreed to support the Transaction.

The board of directors of BRND has unanimously approved the Transaction and determined that it is fair and in the Corporation’s best interests.

Completion of the Transaction is currently expected to occur, subject to satisfaction of closing conditions, in the second quarter of 2021.

BRND’s Qualifying Transaction

The Transaction, if closed, will constitute BRND’s qualifying transaction and must be approved by BRND shareholders at a special meeting of shareholders (the “Meeting”).

The founders of BRND previously agreed to vote their Class B Shares and any Class A Restricted Voting Shares they have acquired in favour of the Transaction. In addition to BRND shareholder approvals by majority vote (with both classes voting together), as well as any other BRND shareholder approval that may be required by law or by the Neo Exchange Inc., completion of the Transaction will be subject to the approval of applicable regulatory approvals, including from the Ontario Securities Commission and the Neo Exchange Inc. There can be no assurance that these approvals will be obtained.

Pursuant to the Definitive GH Group Agreement, BRND and the Sellers have each agreed to use commercially reasonable efforts to complete the Transaction. BRND has agreed, among other things, to take certain steps to implement the Transaction, to file and to seek to obtain a receipt for a final prospectus and to seek to obtain all other approvals required in connection with the Transaction. The Sellers have also agreed to operate GH Group in the ordinary course pending completion of the Transaction. The Definitive GH Group Agreement contains various closing conditions, and therefore closing cannot be assured.

Timing and Additional Information

Pursuant to applicable rules, BRND has agreed to file with the Canadian securities regulatory authorities in each of the provinces and territories of Canada, except Quebec, a non-offering prospectus containing disclosure regarding the Transaction and the Corporation assuming completion of the Transaction. The preliminary prospectus is currently expected to be filed with Canadian securities regulatory authorities in April or May 2021. Subject to the issuance of a receipt for the final prospectus, BRND intends to file an information circular in connection with the Meeting.

Subject to the required approvals, BRND intends to mail the information circular to its shareholders in April or May 2021 and it is anticipated that the Meeting will take place in May or June 2021. Closing of the Transaction is expected to occur shortly after the Meeting, subject to satisfaction of the conditions in the Definitive GH Group Agreement, including receipt of required regulatory approvals. There can be no assurance that these approvals will be obtained.

Holders of Class A Restricted Voting Shares will have a right to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to 5:00 p.m. (Toronto time) on the fifth business day before the Meeting with the redemption being effective, subject to applicable law, immediately prior to the closing of the Transaction. Holders of Class A Restricted Voting Shares may elect to redeem their shares whether they vote for or against, or do not vote on, the Transaction.

The Definitive GH Group Agreement will be available shortly under BRND’s profile on SEDAR. BRND’s preliminary prospectus and information circular are expected to be filed in due course.

Extension

On May 5, 2021, the Corporation will hold a virtual special meeting of the holders of Class A Restricted Voting Shares in order to vote on a brief extension of the permitted timeline of the Corporation (the “Extension”) to carry out a qualifying transaction to July 30, 2021 (the “Extension Meeting”). The Corporation is seeking the Extension in order to enable the Transaction to be completed. Completion of the Transaction is currently expected to occur, subject to satisfaction of closing conditions, in the first half of June 2021.

In connection with the Extension Meeting, holders of Class A Restricted Voting Shares are being provided with the opportunity to deposit for redemption all or a portion of their Class A Restricted Voting Shares, irrespective of whether such holders vote for or against, or do not vote on, the Extension at the Extension Meeting, provided that they deposit (and do not validly withdraw) their shares for redemption prior to prior to 5:00 p.m. (Toronto time) on April 28, 2021, which is the fifth business day before the date of the Extension Meeting. The estimated redemption amount is approximately US$10.11 per share.

Forward-Looking Statements

Certain information contained in this report may be forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements are often, but not always identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “intend”, “plan”, “seek”, “will”, “may” and “should” and similar expressions or words suggesting future outcomes. With respect to the forward-looking statements included in this report, BRND has made certain assumptions with respect to, among other things, the Transaction, the receipt of necessary approvals for the Transaction, holding the Meeting and completion of the Transaction, certain anticipated strategic, operational, and competitive advantages and benefits created by Transaction and future opportunities for BRND.

Numerous risks and uncertainties relating to GH Group’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, without limitation, risks related to: cannabis is a controlled substance under the United States Federal Controlled Substances Act (the “Substances Act”); any potential future legalization of adult-use and/or medical marijuana under U.S. federal law; enforcement of cannabis laws could change; the differing regulatory and legal environment relating to the cannabis in the United States and Canada; the market for cannabis could decline due to regulatory changes; the unpredictable nature of the cannabis industry; regulatory scrutiny; the impact of regulatory scrutiny on the ability to raise capital; anti-money laundering laws and regulations; any-reclassification of cannabis or changes in U.S. controlled substances and regulations; risk of civil asset forfeiture; lack of access to U.S. bankruptcy protection; enforceability of contracts; changes in regulation or a failure to comply; general regulatory and licensing risks; limitations on ownership of licenses; and regulatory action and approvals from the Food and Drug Administration. Furthermore, risks and uncertainties relating to the Transaction could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: the conditions to the consummation of the Transaction may not be satisfied or waived; risks relating to the failure to obtain necessary shareholder, court, third party and regulatory approvals for the Transaction; the potential failure to close the Element 7 and SoCal Greenhouse transactions; the risk of high levels of redemptions by BRND shareholders; anticipated strategic, operational and competitive benefits may not be realized; the Transaction may be modified, restructured or terminated; events or series of events may cause business interruptions; the proposed transactions may not be successful; and BRND’s ability to raise additional capital.

Non-US GAAP Measures

GH Group reports certain non-United States Generally Accepted Accounting Principles (“U.S. GAAP”) measures that are used to evaluate the performance of such businesses and the performance of their respective segments, as well as to manage its capital structure. As non-U.S. GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Adjusted EBITDA

“Adjusted EBITDA” represents income (loss) from operations, as reported, before interest, tax, and adjusted to exclude extraordinary items, non-recurring items, other non-cash items, including stock based compensation expense, depreciation and further adjusted to remove acquisition related costs.

The following is a reconciliation of how BRND calculates Adjusted EBITDA and reconciles it to U.S. GAAP figures, based on figures derived from the financial statements of GH Group.

	Twelve Months Ended December 31, 2020
					Pro-Forma
	BRND	GH Group	Element 7	Combined	Adjustments	Total
Net Income (Loss) Before Non-Controlling Interest	$947,346	$(16,659,479)	$(274,397)	$(15,986,530)	$(6,000,000)	$(21,986,530)
Depreciation and amortization	-	2,576,263	-	2,576,263	-	2,576,263
Interest Expense	-	2,179,137	-	2,179,137	-	2,179,137
Interest Income	(1,742,747)	(115,572)	-	(1,858,319)	-	(1,858,319)
Income Tax Expense	-	6,418,533	-	6,418,533	-	6,418,533
EBITDA (non-GAAP)	$(795,401)	$(5,601,117)	$(274,397)	$(6,670,915)	$(6,000,000)	$(12,670,915)
Adjusting Items:
Share of (income) loss on equity investments	-	2,126,112	-	2,126,112	-	2,126,112
Loss on change in fair value of derivative liablities	-	251,663	-	251,663	-	251,663
Non-cash operating lease costs	-	865,438	-	865,438	-	865,438
Share-based compensation expense	-	2,547,792	-	2,547,792	-	2,547,792
Acquisition costs	-	479,501	274,397	753,898	6,000,000	6,753,898
SPAC related costs	752,259	-	-	752,259	-	752,259
Foreign exchange loss (gain)	43,142	-	-	43,142	-	43,142
Other expense (income)	-	(203,345)	-	(203,345)	-	(203,345)
Other non-operating expenses1	-	1,051,377	-	1,051,377	-	1,051,377
Adjusted EBITDA (non-GAAP)	$-	$1,517,421	$-	$1,517,421	$6,000,000	$1,517,421

Notes:

(1)       Other adjustments made to exclude the impact of foreign exchange loss and other non-operating costs.

This material change report makes reference to certain non-U.S. GAAP measures and cannabis industry metrics. These measures are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these are provided as additional information to complement those U.S. GAAP measures by providing further understanding of GH Group’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of GH Group’s financial information reported under U.S. GAAP. Non-U.S. GAAP measures used to analyze the performance of GH Group include “Adjusted EBITDA”.

BRND believes that these non-U.S. GAAP financial measures provide meaningful supplemental information regarding GH Group’s performance and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of GH Group’s operating performances and thus highlight trends in GH Group’s core businesses that may not otherwise be apparent when solely relying on the U.S. GAAP measures.

Risk Factors

The following are certain factors relating to the business of BRND. These risks and uncertainties are not the only ones facing BRND. The following information is a summary only of certain risk factors. Additional risks and uncertainties not presently known to BRND or currently deemed immaterial by BRND may also impair the operations of BRND. If any such risks actually occur, shareholders of BRND could lose all or part of their investment and BRND and the ability of BRND to implement its growth plans could be adversely affected.

The acquisition of any of the securities of BRND is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of BRND should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. BRND’s shareholders should evaluate carefully the following risk factors associated with BRND’s securities.

While legal under applicable U.S. State law, the Corporation’s business activities are illegal under U.S. federal law.

Investors are cautioned that in the United States, cannabis is largely regulated at the State level. To BRND’s knowledge, as of the date hereof, some form of cannabis has been legalized in 47 States, the District of Columbia, and the territories of Guam, U.S. Virgin Islands, Northern Mariana Islands and Puerto Rico. Additional States have pending legislation regarding the same. Although each State in which the Corporation will operate authorizes, as applicable, medical and/or adult-use cannabis production and distribution by licensed or registered entities, and numerous other States have legalized cannabis in some form, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law under any and all circumstances under the Substances Act.

The Corporation may lack access to U.S. bankruptcy protections.

Because the use of cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If BRND or GH Group were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to the Corporation’s U.S. operations, which could have a material adverse effect on the Corporation.

The Corporation may be subject to the risk of an inability to enforce its contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level, judges in multiple States have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of State law. There remains doubt and uncertainty that the Corporation will be able to legally enforce contracts it enters into if necessary. The Corporation cannot be assured that it will have a remedy for breach of contract, which would have a material adverse effect on the Corporation.

BRND may be subject to the risk of changes in Canadian laws or regulations, or a failure to comply with any such laws and regulations.

BRND is, and upon completion of the Transaction the Corporation will be, subject to laws and regulations enacted by the federal and provincial governments of Canada. In particular, upon completion of the Transaction the Corporation will be required to comply with certain Canadian securities law, income tax law, the rules of the Neo Exchange and other legal and regulatory requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application also may change from time to time and those changes could have a material adverse effect on the Corporation’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in a material adverse effect on the Corporation’s business, financial condition, results of operations or prospects.

The Corporation is subject to general regulatory and licensing risks.

GH Group is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Corporation’s business objectives is contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of the Corporation may result in a material adverse effect on the Corporation’s business, financial condition, results of operations or prospects.

California regulatory regime and transfer and grant of licenses.

Cannabis business activities are heavily regulated in California. The Corporation’s operations will be subject to various laws, regulations and guidelines by governmental authorities, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical and recreational marijuana and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant the Bureau of Cannabis Control (“BCC”), the California Department of Public Health (“CDPH”) and the California Department of Food and Agriculture (“CDFA”) and local regulatory bodies broad administrative discretion over the activities of the Corporation in California, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Corporation’s products and services. Government approvals, including state licenses and local permits, are currently required in connection with the operations of the Corporation. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from cultivating, manufacturing, distributing and selling medical or adult use cannabis in California. Achievement of the Corporation’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by the BCC, CDPH and CDFA and local governmental authorities and obtaining all regulatory approvals from the BCC, CDPH and CDFA and local governmental authorities, where necessary, for the cultivation, manufacturing, distribution and sale of its cannabis products.

The Corporation may not be able to obtain or maintain the necessary licenses, permits, certificates, authorizations or accreditations to operate its respective business, including in respect of the acquisition of SoCal Greenhouse and the Element 7 Licenses Transaction (none of which have yet been obtained), or may only be able to do so at great cost. In addition, the Corporation may not be able to comply fully with the wide variety of laws and regulations applicable to the Cannabis industry. The Corporation will incur ongoing costs and obligations related to regulatory compliance and obtaining new licenses. Failure to comply with regulations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Corporation’s business, the suspension or expulsion from the California cannabis market or of its key personnel, and the imposition of fines and censures. The inability to obtain or maintain necessary licenses, permits, certificates, authorizations or accreditations (including in respect of the acquisition of SoCal Greenhouse and the Element 7 Licenses Transaction), changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Corporation’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations, financial condition and prospects of the Corporation.

Regulatory action and approvals from the Food and Drug Administration.

GH Group’s cannabis-based products are supplied to patients diagnosed with certain medical conditions. However, GH Group’s cannabis-based products are not approved by the United States Food and Drug Administration (“FDA”) as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act (“FDCA”).

In recent years, the FDA has issued letters to a number of companies selling products that contain cannabidiol oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against GH Group could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of GH Group’s production or distribution of its products. Any such event could have a material adverse effect on the Corporation’s business, prospects, financial condition, and operating results.

5.2       Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from:

Jennifer Drake

Chief Operating Officer

Mercer Park, L.P.

590 Madison Avenue, 26th Floor, New York, New York, 10022

(212) 299-7606 or jdrake@mercerparklp.com

Item 9	Date of Report

April 16, 2021